UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to                           .

Commission file number 001-13790.

A.                                    Full title of the plan and address of the plan, if different from that of the issuer named below:

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCC INSURANCE HOLDINGS, INC.

13403 Northwest Freeway

Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

*      Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974  have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

HCC Insurance Holdings, Inc. 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 28, 2013

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011

Assets:
Money market funds	$2	$207
Notes receivable from participants	2,325,926	2,426,866
Investments at fair value:
Registered investment companies (mutual funds)	91,032,740	75,385,906
Guaranteed interest contract	35,032,191	31,170,997
HCC Insurance Holdings, Inc. common stock fund	6,124,247	4,913,356

Total investments	132,189,178	111,470,259

Net assets available for benefits at fair value	134,515,106	113,897,332

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,728,311)	(1,981,637)

Net assets available for benefits at contract value	$131,786,795	$111,915,695

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2012 and 2011

	2012	2011

Additions to net assets attributable to:
Investment income (loss):
Interest	$1,273,067	$1,198,315
Dividends	3,258,575	2,483,227
Net appreciation (depreciation) in fair value of investments	9,617,876	(4,231,127)

Total investment income (loss)	14,149,518	(549,585)

Contributions:
Employer	4,395,774	4,378,132
Participants	7,649,515	7,364,480
Rollovers from other plans	1,271,537	1,105,093

Total contributions	13,316,826	12,847,705

Interest income on notes receivable from participants	100,508	97,863

Total additions	27,566,852	12,395,983

Deductions from net assets attributable to:
Benefits to participants	7,646,611	7,087,236
Administrative expenses	49,141	47,298

Total deductions	7,695,752	7,134,534

Net increase in net assets available for benefits	19,871,100	5,261,449

Net assets available for benefits, beginning of year	111,915,695	106,654,246

Net assets available for benefits, end of year	$131,786,795	$111,915,695

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan

The following description of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  As a result of the merger of several other qualified plans of acquired companies since the inception of the Plan, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.

General

The Plan is a defined-contribution plan, established effective January 1, 1992, designed to comply with Section 401(a) of the Internal Revenue Code (the “Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan was amended and restated in its entirety on January 11, 2012, effective January 1, 2012, and further amended, with the latest amendment dated on April 19, 2013, which was effective as of May 1, 2012.  The amendments were primarily administrative in nature, bringing clarity to certain administrative practices as well as making plan withdrawals at age 59 ½  available to all participants (an option previously only available to certain participants merged in from acquired plans).  These amendments did not affect net assets available for benefits.

Non-union, full-time employees of HCC Insurance Holdings, Inc. and Subsidiaries (the “Company”) become eligible to participate in the Plan upon the earlier of (i) completion of thirty consecutive days of active service and attaining the age of 21, or (ii) completion of one year of service and attaining the age of 21.  Participants are eligible to make deferral contributions on the first day of the month following such eligibility date.  All eligible employees must complete one year of service to become eligible for employer matching contributions.  One year of service is defined in the Plan document as completion of 1,000 hours of service within 12 months.

Administration

HCC Insurance Holdings, Inc. is the administrator of the Plan (the “Plan administrator”).  Effective June 3, 2011, Reliance Trust Company became the Plan’s trustee.  State Street Bank and Trust Company served as the Plan’s trustee from January 1, 2010 through June 2, 2011.  State Street Bank and Trust Company remains the custodian of the Plan’s assets.  Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as recordkeeper of the Plan.

Contributions

Participants are able to contribute from 1% to 90% of their pre-tax annual compensation not to exceed the limitations set forth in Section 402(g) of the Code ($17,000 and $16,500 for 2012 and 2011, respectively).  Participants may make catch-up contributions (pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant’s 50th birthday.  A participant’s total catch-up contribution was limited to a maximum of $5,500 during 2012 and 2011.  Participants may also make rollover contributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan, continued

The Plan also provides for discretionary employer matching contributions for each $1 contributed by a participant, up to a maximum of the lesser of 6% of the participant’s Plan compensation or $10,200.  During 2012 and 2011, the Company made discretionary contributions of $4,395,774 and $4,378,132, respectively, to the Plan.  The Company matching contributions are generally computed each pay period in which participants’ contributions are made and are invested directly in the various investment options as directed by the participant.  The Plan additionally provides for annual discretionary qualified non-elective contributions (as defined in the Plan document).  There were no discretionary qualified non-elective contributions made during 2012 or 2011.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocation of the Company’s contributions and Plan net earnings.  Net earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions and any qualified non-elective contributions, plus any earnings on such contributions.  Vesting in the Company’s contribution portion of their accounts is based on years of service.  A participant becomes 20% vested after two years of service, 40% after three years, 60% after four years, 80% after five years and 100% after six years.  However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Notes receivable from participants are calculated on a fully amortized basis.  A note receivable from a participant is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined in the Plan agreement.  Interest rates on outstanding notes receivable from participants ranged from 4.25% to 9.25% as of December 31, 2012 and December 31, 2011.

Payment of Benefits

Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity.  Effective December 3, 2012, a participant who has attained age 59 ½ and who is still employed by the Company is allowed to withdraw all or a portion of his or her vested account balance.  Distributions are subject to the applicable provisions of the Plan agreement.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan, continued

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account.  A participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored upon repayment of any employer contributions withdrawn following original termination.  Forfeitures are used to reduce employer contributions or to pay Plan expenses.  During the years ended December 31, 2012 and 2011, forfeited non-vested accounts of $252,866 and $172,389, respectively, were used to reduce administrative expenses and employer contributions.  The balance of forfeited accounts available to reduce future employer contributions or pay Plan expenses was $29,229 and $111,421 at December 31, 2012 and 2011, respectively.

Administrative Expenses

The Plan is responsible for payment of the Trustee expenses and fees; however, the Company may pay the Plan expenses directly.  No expenses were paid by the Company on behalf of the Plan during the years ended December 31, 2012 or 2011.  Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their total account balance.

2.                                      Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

2.                                      Summary of Significant Accounting Policies, continued

Fully Benefit-Responsive Investment Contracts

As described in Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by GAAP, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments Valuation

The Plan’s investments are stated at fair value, and quoted market prices are used to value investments for those investments having quoted market prices in an active market.  As of December 31, 2012 and 2011, the Plan’s investments consisted primarily of investments in registered investment companies (mutual funds), a common stock fund, and a guaranteed interest contract.

Investments in registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held at the end of each reporting period.

The Plan’s common stock fund (the “HCC fund”) is invested primarily in HCC Insurance Holdings, Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “HCC” and is valued at its quoted market price at the daily close of the NYSE.  The HCC fund includes investments in short-term money market instruments of $248,240 and $297,375 as of December 31, 2012 and 2011, respectively.  The money market portion of the HCC fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

The Plan invests in a guaranteed interest contract through a group annuity contract with MassMutual.  The fair value of this guaranteed interest contract is calculated based on the liquidation value of the pro-rata share of the underlying investments’ fair value.  The guaranteed interest contract meets the requirements of a fully benefit-responsive investment contract as defined by ASC Topic 962.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

See additional information in Notes 3, 4 and 5.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

2.                                      Summary of Significant Accounting Policies, continued

Net Appreciation (Depreciation) in Fair Value of Investments

The net appreciation (depreciation) in the fair value of the Plan’s investments, excluding fully benefit-responsive investment contracts, consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on investments.  The Plan presents the net appreciation (depreciation) of investments in the statements of changes in net assets available for benefits.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.  Related fees are recorded as transaction charges and are expensed when incurred.  The notes receivable from participants are fully collateralized by the participant’s vested account balances and thus no allowance for credit losses has been recorded as of December 31, 2012 or 2011.  Delinquent notes receivable from participants are reclassified as distributions, based upon the terms of the Plan agreement.

Benefit Payments

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options.  These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the fair value of investments, it is reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and amounts reported in the financial statements.

Recent Accounting Pronouncements

In May 2011, amendments were made to ASC Topic 820, Fair Value Measurement, to clarify the application of existing fair value measurements and disclosures, including the requirement to disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.  These amendments were adopted in the Plan’s 2012 financial statements and did not have a material effect on the Plan’s financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Fair Value Measurements

In determining fair value, the Plan generally applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.  The degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own market assumptions using the best information available.  Based on the type of inputs used to measure the fair value of the Plan’s financial instruments, the Plan classifies them into the following three-level hierarchy:

•                Level 1 —                      Inputs are based on quoted prices in active markets for identical instruments.

•                Level 2 —                      Inputs are based on observable market data (other than quoted prices), or are derived from or corroborated by observable market data.

•                Level 3 —                      Inputs are unobservable and not corroborated by market data.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value:

•                  Registered investment companies (mutual funds):  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

•                  Guaranteed interest contract:  Valued at fair value using the liquidation value based on a pro-rata share of the fair value of the underlying investments.  The liquidation value, as provided by MassMutual, is used as the practical expedient to estimate fair value, and approximates NAV.  This value is based on the fair value of the underlying investments less liabilities.

•                  HCC fund: Valued at fair value using the closing price of HCC common stock reported on the NYSE plus the fair value of the short-term money market fund.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Fair Value Measurements, continued

The following tables present the Plan’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2012 and 2011:

December 31, 2012

	Level 1	Level 2	Level 3	Total

Registered investment companies (mutual funds):
Growth funds	$20,028,843	$—	$—	$20,028,843
Value funds	13,907,415	—	—	13,907,415
Fixed income funds	14,159,273	—	—	14,159,273
Retirement age funds	14,038,080	—	—	14,038,080
International funds	10,838,185	—	—	10,838,185
Index funds	9,689,044	—	—	9,689,044
Balanced funds	8,371,900	—	—	8,371,900
Total	91,032,740	—	—	91,032,740

Guaranteed interest contract	—	35,032,191	—	35,032,191
HCC fund	—	6,124,247	—	6,124,247

Total	$91,032,740	$41,156,438	$—	$132,189,178

December 31, 2011

	Level 1	Level 2	Level 3	Total

Registered investment companies (mutual funds):
Growth funds	$16,663,584	$—	$—	$16,663,584
Value funds	11,565,055	—	—	11,565,055
Fixed income funds	11,931,636	—	—	11,931,636
Retirement age funds	10,661,699	—	—	10,661,699
International funds	8,914,812	—	—	8,914,812
Index funds	8,104,859	—	—	8,104,859
Balanced funds	7,544,261	—	—	7,544,261
Total	75,385,906	—	—	75,385,906

Guaranteed interest contract	—	31,170,997	—	31,170,997
HCC fund	—	4,913,356	—	4,913,356

Total	$75,385,906	$36,084,353	$—	$111,470,259

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Fair Value Measurements, continued

There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2012 or 2011.  During the year ended December 31, 2012, the Plan determined through additional analysis of the inputs related to the fair value measurements of its guaranteed interest contract that the inputs were observable as they were based on the market value of underlying assets of this contract.  As a result of this additional analysis, the guaranteed interest contract has been classified as a level 2 investment as of December 31, 2012 and 2011.

4.                                      Investments

The following table presents the fair value of the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are separately listed.

	2012	2011

Guaranteed Interest Contract - Fixed Income Fund	$35,032,191	$31,170,997
MM S&P 500 Index Fund	9,689,044	8,104,859
PIMCO Total Return Fund	9,670,946	8,334,334
Select Growth Opportunities Fund	8,012,587	*
Investments less than 5% of the Plan’s net assets	69,784,410	63,860,069

Total investments	$132,189,178	$111,470,259

*Not applicable in period indicated

During the years ended December 31, 2012 and 2011, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2012	2011

Registered investment companies (mutual funds)	$8,007,463	$(4,021,619)
HCC fund	1,610,413	(209,508)

Net appreciation (depreciation) in fair value of investments	$9,617,876	$(4,231,127)

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

5.                                      Investment Contract with Insurance Company

The Plan invests in a guaranteed interest contract with MassMutual, which is a fully benefit-responsive investment contract.  MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute for net assets available for benefits attributable to the guaranteed interest contract.  Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2012 and 2011 was $35,032,191 and $31,170,997, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.  The average yields for 2012 and 2011 were 3.84% and 4.25%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: 1) the complete or partial termination of the Plan, 2) the establishment of, or material change in, any Plan investment fund, or 3) an amendment to the Plan or a change in the administration or operation of the Plan.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed interest contract may be terminated by MassMutual upon the Plan’s establishment, activation, or material change to any Plan investment fund that MassMutual determines will prevent its ability to continue to operate the contract under the current terms.  Termination of the guaranteed interest contract by MassMutual may result in the settlement of the outstanding balance at an amount that differs from contract value.

6.                                      Party-In-Interest Transactions

Plan assets include notes receivable from participants and investments in funds managed by MassMutual.  In addition, Plan investments include a guaranteed interest contract with MassMutual.  As described in Note 2, the Plan invests in the HCC fund, which is comprised primarily of shares of the Company’s common stock.  Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.  These transactions qualify as party-in-interest transactions under ERISA.  Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

7.                                      Credit and Concentration Risk

The Plan’s investment in a guaranteed interest contract with MassMutual, which is valued at contract value, was $32,303,880 and $29,189,360 at December 31, 2012 and 2011, respectively.  These amounts represented 24.5% and 26.1% of the net assets available for benefits as of December 31, 2012 and 2011, respectively.  The Plan’s exposure to credit risk on the guaranteed interest contract is limited to the contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

8.                                      Tax Status

The Plan obtained its latest determination letter on July 31, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

9.                                      Reconciliation to Form 5500

There were no differences between the amounts reported in these financial statements and the Form 5500 for net assets available for benefits or changes in net assets available for benefits as of and for the years ended December 31, 2012 or 2011.

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

EIN:       76-0336636

PN:         002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value*

**	HCC Insurance Holdings, Inc.	Common stock fund - HCC Insurance Holdings, Inc.	$6,124,247
**	MassMutual	Guaranteed Interest Contract - Fixed Income Fund	35,032,191	***
	Alliance Bernstein	Mutual Fund - Alliance Bern Discovery Value Fund	1,706,534
	American Funds	Mutual Fund - American Funds EuroPacific Growth Fund	5,716,740
	American Funds	Mutual Fund - American Funds Washington Mutual Investment Fund	2,089,735
	Calamos Financial	Mutual Fund - Calamos Financial Growth Fund	2,694,382
**	MassMutual	Mutual Fund - Retire SMART 2010 Fund	1,375,323
**	MassMutual	Mutual Fund - Retire SMART 2020 Fund	3,362,992
**	MassMutual	Mutual Fund - Retire SMART 2030 Fund	4,844,598
**	MassMutual	Mutual Fund - Retire SMART 2040 Fund	3,175,133
**	MassMutual	Mutual Fund - Retire SMART 2050 Fund	827,363
**	MassMutual	Mutual Fund - Retire SMART In Retirement Fund	452,671
	Morgan Stanley	Mutual Fund - Morgan Stanley Institutional Mid Cap Growth Fund	652,862
	Oakmark	Mutual Fund - Oakmark Equity & Income II Fund	3,615,396
	Oppenheimer	Mutual Fund - Oppenheimer Global Fund	5,121,445
	PIMCO	Mutual Fund - PIMCO Total Return Fund	9,670,946	***
**	MassMutual	Mutual Fund - Premier Diversified Bond Fund	4,488,327
	Prudential	Mutual Fund - Prudential Jennison Small Company Fund	2,215,275
**	MassMutual	Mutual Fund - Select Growth Opportunities Fund	8,012,587	***
**	MassMutual	Mutual Fund - Select Focused Value Fund	3,057,807
**	MassMutual	Mutual Fund - Select Fundamental Value Fund	4,508,196
**	MassMutual	Mutual Fund - MM S&P 500 Index Fund	9,689,044	***
**	MassMutual	Mutual Fund - Select Mid Cap Growth Equity II Fund	3,618,763
**	MassMutual	Mutual Fund - Select Small Company Value Fund	4,634,878
	T. Rowe Price	Mutual Fund - T. Rowe Price New Horizons Fund	2,834,974
	Victory	Mutual Fund - Victory Diversified Stock Fund	2,666,769
**	Notes receivable from participants	Loans to participants bearing interest at rates ranging from 4.25% to 9.25%	2,325,926
			$134,515,104

*              Cost information is not presented because all investments are participant directed.

**           Represents party-in-interest transactions.

***         Represents investments comprising at least 5% of net assets available for benefits.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 28th day of June, 2013.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN

By: HCC Insurance Holdings, Inc., Administrator

By:	/s/ Pamela J. Penny
Pamela J. Penny
Executive Vice President and Chief Accounting Officer
HCC Insurance Holdings, Inc.